Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2009	2010	2011	2012	2013
Income from continuing operations before provision for income taxes	$205,317	$270,125	$335,771	$409,167	$475,827
Fixed charges	53,993	54,769	56,901	71,983	100,190
Amortization of capitalized interest, net of interest capitalized	44	2	(318)	(57)	56
Earnings available for fixed charges	$259,354	$324,896	$392,354	$481,093	$576,073

Fixed charges:
Interest expense, including amortization of debt issuance costs	$32,252	$29,765	$24,307	$31,429	$51,184
Capitalized interest	—	35	479	296	130
Portion of rental expense representative of interest	21,741	24,969	32,115	40,258	48,876
Total fixed charges	$53,993	$54,769	$56,901	$71,983	$100,190
Ratio of earnings to fixed charges	4.8	5.9	6.9	6.7	5.7